FEDERAL INSURANCE COMPANY

Endorsement No:	1 DFI

Bond Number:	81951512
NAME OF ASSURED: DRIEHAUS CAPITAL MANAGEMENT LLC
AMEND NAME OF ASSURED ENDORSEMENT
It is agreed that NAME OF ASSURED of the DECLARATIONS for this Bond is amended to include the following:
Driehaus Emerging Markets Growth Fund
Driehaus International Discovery Fund
Driehaus International Small Cap Growth Fund
Driehaus Global Growth Fund
Driehaus Mid Cap Growth Fund
Driehaus Large Cap Growth Fund
Driehaus Active Income Fund
Driehaus Select Credit Fund [eff . 9/30/2010]
This Endorsement applies to loss discovered after 12:01 a.m. on September 30, 2010.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.
Date: October 12, 2010

By
Authorized Representative

ICAP Bond
Form 17-02-6272 (Ed. 8-04) Page 1

Resolutions: Meeting of the Board of Trustees
Dated September 10, 2010
Driehaus Mutual Funds
Approval of Amendment to Fidelity Bond
RESOLVED, that the appropriate officers of the Driehaus Mutual Funds (the “Trust”) are authorized to make amendments or other alterations required to the fidelity bond (“Bond”), covering officers and employees of the Trust in accordance with the requirements of Rule 17g-1 promulgated by the Securities and Exchange Commission (“SEC”) under Section 17(g) of the 1940 Act, to provide coverage for the New Fund of the Trust; and it is
FURTHER RESOLVED, that the Secretary of the Trust is hereby authorized and directed to file any amendment to the Bond with the SEC and to make such other filings and give the notices required under Paragraph (g) of Rule 17g-1 of the 1940 Act.